

VIA FACSIMILE AND U.S. MAIL

August 31, 2007

Phyllis A. Knight
Executive Vice President, Treasurer and Chief Financial Officer
Champion Enterprises, Inc.
2701 Cambridge Court, Suite 300
Auburn Hills, Michigan 48326

   RE: Champion Enterprises, Inc.
      Form 10-K for Fiscal Year Ended December 30, 2006
      Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and
      June 30, 2007
      File No. 1-9751

Dear Ms. Knight:

   We have reviewed your letter dated August 23, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 30, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Selected Financial Information, page 19

2. We have read your response to comment two from our letter dated July 31, 2007. We continue to believe that loss (gain) on debt retirement should not be included as a component of operating income (loss). Please include your loss (gain) on debt retirement around net interest expense in your income statements.

Form 10-Q for the Quarter Ended June 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 16

3. We have read your response to comment five from our letter dated July 31, 2007. We continue to believe that you should discuss the business reasons for the changes in general corporate expenses line item between periods in MD&A, where applicable. Please discuss the business reasons for the changes in this line item for all periods presented in MD&A wherever you discuss segment results. Please also attempt to quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief